SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 26, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on October 26, 2009.

PRESS RELEASE	Amsterdam, 26 October 2009
ING announces preliminary third quarter 2009 results
ALL THIRD QUARTER 2009 FIGURES ARE ROUNDED AND BASED ON PRELIMINARY DATA
•	THIRD QUARTER UNDERLYING NET RESULT ESTIMATED AROUND EUR 750 MILLION
-	Strong commercial results of EUR 2.4 billion attributable primarily to the Banking operations

-	Market impacts EUR -850 million largely relating to debt securities and real estate investments

-	Bank underlying net result EUR 250 million on stable interest income and lower expenses

-	Insurance underlying net result EUR 500 million driven by favourable market impacts

-	Group net result after divestments and special items EUR 500 million or EUR 0.24 per share
•	SHAREHOLDERS’ EQUITY AND CAPITAL RATIOS STRENGTHENED
-	Shareholders’ equity increases 19% from the end of 2Q09 to EUR 26.5 billion

-	Core Tier 1 ratio rises to 7.6% from 7.3% at the end of 2Q09; Tier 1 ratio up to 9.7% from 9.4%

-	Group debt/equity ratio improves to 13% from 13.5% in 2Q09
ING announced that in connection with other announcements made today, it releases a limited set of preliminary and unaudited figures for the third quarter of 2009. ING expects to post an underlying net result of approximately EUR 750 million for the quarter, compared to EUR 229 million in the second quarter of 2009 and an underlying net result of EUR -568 million in the third quarter of 2008. A net result after divestments and special items is expected of EUR 500 million for the third quarter, or approximately EUR 0.24 per share. Result per share was EUR 0.03 in the second quarter of 2009, and EUR -0.22 in the third quarter of 2008.
The moderate stabilisation in operating conditions that began in the second quarter continued in the third quarter of 2009. This supported the Group’s strong commercial results of approximately EUR 2.4 billion, which were primarily attributable to the Bank. The Group’s third quarter commercial results represent an increase of 42% compared with the same quarter last year, and a 3% increase over the second quarter of 2009.
Still, ongoing weakness affecting global economies and financial markets continued to put pressure on results, leading to market-related impacts estimated at EUR -850 million. Although substantial, this is less severe than the second quarter impact of EUR -1.4 billion. Market-related impacts in the third quarter consisted primarily of impairments on debt securities, and negative revaluations and impairments on real estate investments. Positive market-related impacts, partly offsetting these factors, included one-time capital gains on equity and debt securities, hedge results and favourable mark-to-market valuations.
Based on preliminary figures, the underlying net result of the Banking businesses was approximately EUR 250 million. Results were driven by stable interest income compared with the second quarter of 2009, and lower expenses supported by cost-containment programmes and one-time gains. The majority of the Group’s impairments on debt securities and the bulk of the negative revaluations and impairments on real estate investments were recorded in the Bank. Impairments on debt securities mainly related to the retained portion of ING Direct’s Alt-A RMBS. These impairments on Alt-A RMBS amounted to EUR -550 million and were triggered by continued deterioration in the US housing market. The current negative revaluation reserve on ING Direct’s Alt-A RMBS is EUR -280 million after tax (EUR -450 million pre-tax).
Risk costs for the third quarter are estimated at EUR -700 million, reflecting the persistently challenging credit environment. This compares with EUR -852 million of net additions to loan loss provisions in the second quarter of 2009. Based on the current economic outlook, ING expects that risk costs in the coming quarters will remain elevated at around the level of the first half of 2009.
Based on the preliminary data, Insurance is expected to report an underlying net result of EUR 500 million for the third quarter. Results were influenced significantly by positive market impacts including one-time

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gains on equity and debt securities and favourable mark-to-market valuations. Commercial results were notably lower than the second quarter of 2009, in part due to the seasonal impact of dividend income. While improving equity markets had a positive impact on asset-based fees, investment margins declined as a consequence of de-risking. Operating expenses in Insurance were stable compared to the second quarter.
ING continued to make significant advances on its Back to Basics programme during the third quarter. Group operating expenses were 2% lower than the previous quarter and 9% lower than the third quarter of 2008. During the first nine months of 2009, Group-wide efficiency initiatives delivered EUR 1 billion of savings versus ING’s upward revised target of EUR 1.3 billion. Headcount reductions totalled 10,400 FTEs by the end of the third quarter, surpassing the full-year expected reduction of 7,000 FTEs. A cumulative Bank balance sheet reduction of 16% was achieved by the end of September, well ahead of the Group’s targeted 10% reduction for 2009 versus September 2008.
ING’s shareholders’ equity and capital ratios strengthened during the third quarter. Shareholders’ equity increased approximately 19% to around EUR 26.5 billion. Based on current preliminary figures, the Bank core Tier 1 ratio rose to 7.6% from 7.3% in the previous quarter, and the Tier 1 ratio increased to 9.7% from 9.4%. The Group debt/equity ratio is expected to have improved to 13% from 13.5% in the second quarter of 2009.
The third quarter 2009 preliminary results do not include the one-time pre-tax charge of EUR 1.3 billion related to the measures agreed to in the Restructuring Plan filed with the European Commission, as announced today. This charge will be booked in the fourth quarter of 2009. A provision related to the deposit guarantee scheme in the Netherlands following the fall of DSB Bank will also be reflected in the fourth quarter.
ING announced the divestment of the following businesses between July and October 2009: Annuities and Mortgages in Chile, Insurance Australia and New Zealand, Swiss Private Banking, Asian Private Banking and ING Reinsurance U.S. All of these divestments are expected to be closed and booked in either the fourth quarter of 2009 or the first quarter of 2010.
ADDITIONAL INFORMATION
All figures mentioned in this press release are based on preliminary data, are unaudited and may change. ING will present its complete 2009 Third Quarter Results on Wednesday 11 November 2009, including the customary presentations for the media and investment communities.
NOTE FOR EDITORS
Jan Hommen will address the announcements made today in an analyst and investor conference call at 9:00 CET. Members of the investment community can join in listen-only mode at +31 20 794 8497 (NL) or +44 207154 2688 (UK) and via live audio webcast at www.ing.com.
A press conference will be held at 11:30 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam, Journalists can also join in listen-only mode at +31 20 794 8500 and via live audio webcast at www.ing.com.

Press enquiries		Investor enquiries
Raymond Vermeulen	Frans Middendorff	ING Group Investor Relations
+31 20 541 5682	+31 20 541 6516	+31 20 541 5460
Raymond.Vermeulen@ing.com	Frans.Middendorff@ing.com	Investor.Relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (xi) conclusions with regard to purchase accounting assumptions and methodologies, (xii) ING’s ability to achieve projected operational synergies and (xiii) the implementation of ING’s restructuring plan to separate banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 26, 2009